July 31, 1998

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND IX


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited consolidated financial statements for the period ended June 30, 1998. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended June 30, 1998, and 1997, total revenues increased 4.1% from $653,687 to $680,298 and total expenses increased 1.3% from $429,341 to $435,006. Minority interest in income of real estate joint venture increased 24.2% from $21,764 to $27,036. As a result, net income increased 7.7% from $202,582 to $218,256 for the three month period ended
June 30, 1998, as compared to the same period in 1997. Rental revenue increased as a result of higher unit rental rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 83.6% for the three month period ended
June 30, 1998, as compared to 87.8% for the same period in 1997. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses remained constant. General and administrative expenses increased approximately $4,400 (8.0%) as a result of relatively insignificant fluctuations in various expense accounts. Minority interest in income of real estate joint venture increased primarily as a result of higher rental revenue.

For the six month periods ended June 30, 1998, and 1997, total revenues increased 3.6% from $1,293,248 to $1,340,160 and total expenses increased 0.3% from $846,096 to $848,665. Minority interest in income of real estate joint venture increased 24% from $41,810 to $51,824. As a result, net income increased 8.5% from $405,342 to $439,671 for the six month period ended June 30, 1998, as compared to the same period in 1997. The increase in revenue is primarily due to the increase in rental income as a result of higher unit rental rates. Operating expenses decreased approximately $3,300 (0.5%) due primarily to a decrease in salaries and wages partially offset by an increase in real estate tax expense. The decrease in salaries and wages is primarily due to a non-recurring termination payment to a facility manager in the prior year. General and administrative expenses increased approximately $5,900 (4.6%) for the same reason as discussed above. Minority interest in income of real estate joint venture increased primarily as a result of higher rental revenue and lower salaries and wage expense.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund IX, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND IX
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President